UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MOOLEC SCIENCE SA

(Name of Issuer)

Ordinary Shares (“Shares”) representing common shares of Moolec Science SA

(Title of Class of Securities)

L64875 104

(CUSIP Number)

17, Boulevard F.W. Raiffeisen

L-2411 Luxembourg

Grand Duchy of Luxembourg

Telephone: +352 26 49 65 65

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

December 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L64875 104	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BG Farming Technologies Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,570,000
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 14,570,000
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,570,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. L64875 104	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THEO I SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 797,523
	8.	SHARED VOTING POWER 14,570,000 (1)
	9.	SOLE DISPOSITIVE POWER 797,523
	10.	SHARED DISPOSITIVE POWER 14,570,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,367,523 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. L64875 104	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bioceres Group PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER --
	8.	SHARED VOTING POWER 15,367,523 (1)
	9.	SOLE DISPOSITIVE POWER --
	10.	SHARED DISPOSITIVE POWER 15,367,523 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,367,523 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Theo owns 80% of the issued and outstanding shares of BG Farming. Consequently, each of Theo and BG Farming may be deemed the beneficial owner of the Shares held by BG Farming and to share voting and dispositive control over such Shares.

(2)	Theo is a wholly owned subsidiary of Bioceres Group PLC. Consequently, Bioceres Group PLC may be deemed the beneficial owner of the Shares of which Theo is deemed the beneficial owner and to share voting and dispositive control over such Shares.

CUSIP No. L64875 104	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

The class of equity securities to which this joint statement on Schedule 13D relates is the ordinary shares of Moolec Science SA (the “Shares”), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, with its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440 (“Moolec”).

Item 2. Identity and Background.

This statement is filed on behalf of:

(i)	BG Farming Technologies Limited, a private limited liability company governed by the laws of England and Wales, with registered office at Innovation Centre, Gallows Hill, Warwick, England, CV34 6UW and registered with the Registrar of Companies for England and Wales under number 12774064 (“BG Farming”);

(ii)	THEO I SCSp, a special limited partnership (société en commandite spéciale) governed by the laws of the Grand Duchy of Luxembourg, registered under number B 257706 (“Theo”); and

(iii)	Bioceres Group PLC, a public limited company incorporated under the laws of England and Wales with company number 13310943 whose registered office is at Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom, BN99 3HH (together with BG Farming and Theo, the “Reporting Persons”).

Theo is a wholly owned subsidiary of Bioceres Group PLC.

Item 3. Source or Amount of Funds or Other Consideration.

On December 30, 2022 (the “Closing Date”), Moolec consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of June 14, 2022, as amended on November 18, 2022, by and among Moolec, LightJump, Moolec Science Limited, a private limited company incorporated under the laws of England and Wales, and Moolec Acquisition, Inc., a Delaware corporation (as amended, the “BCA”), providing for, among other things, LightJump and Moolec Science Limited to become subsidiaries of Moolec and all shareholders of LightJump and Moolec Science Limited to become shareholders of Moolec. Moolec’s first day of trading on Nasdaq Global was January 3, 2023.

Pursuant to the BCA and other agreements entered into in connection therewith, on the Closing Date, all the issued ordinary shares of Moolec Science Limited held by the Reporting Persons were transferred and contributed in kind to Moolec, free and clear of all liens (other than Company Shareholders’ Agreement Liens (as defined in the BCA) which expired on or prior to the Closing Date). BG Farming subscribed for and, as consideration for the contribution, was issued, in accordance with the Exchange Ratio (as defined in the BCA) (save that the number of Shares issued were reduced by the number of Shares already held by BG Farming immediately prior to the Exchange (as defined in the BCA), which was 2,350,000) 12,220,000 Shares; no fractional Shares were issued pursuant to the Exchange.

Theo contributed all of its rights and obligations under the Original SAFE (as defined in the BCA) to Moolec in consideration for the issuance by Moolec of a simple agreement for future equity on substantively identical terms (mutatis mutandis) with such adjustments (if any) required under Luxembourg law (the “SAFE”). For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of Moolec issued a report on the contributions in kind relating to the contribution of the Original SAFEs. Immediately prior to the Merger Effective Time (as defined in the BCA) but after the Exchange Effective Time (as defined in the BCA), Theo became a holder of 196,695 Shares, in accordance with the SAFE, with such adjustments (if any) required under Luxembourg law.

CUSIP No. L64875 104	13D	Page 6 of 8 Pages

Concurrently with the execution of the BCA, Union Group Ventures Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“UGVL”), Theo, UG Holdings, LLC, a Delaware limited liability company, and LightJump One Founders, LLC, a Delaware limited liability company (the “Sponsor”), entered into the Backstop Agreement dated as of June 14, 2022 (the “Backstop Agreement”), pursuant to which, among other things, the parties agreed to provide, on a several (and not joint) basis, the funding necessary to backstop an aggregate amount equal to $10,000,000, conditioned upon Closing, on the terms and subject to the conditions set forth in the Backstop Agreement.

At Closing, $1,989,011 remained in the Trust Account, which triggered the obligations of the Sponsor, UGVL and Theo under the Backstop Agreement. Pursuant to the Backstop Agreement, the commitment to fund Moolec of the Sponsor was $4,005,520, and the commitment to fund Moolec of each of Theo and UGVL was $2,002,760. Pursuant to the Backstop Agreement, the Sponsor elected to transfer Sponsor shares of SPAC Common Stock (as defined in the BCA) to each of UGVL and Theo prior to the consummation of the Merger equal to the Sponsor’s commitment, with each Sponsor share of SPAC Common Stock valued at $10. Therefore, prior to the consummation of the Merger, the Sponsor transferred 200,276 shares of SPAC Common Stock to each of Theo and UGVL. Because the Sponsor elected to fulfill its obligation under the Backstop Agreement by transferring shares to each of Theo and UGVL, the required commitment to fund Moolec for each of Theo and UGVL was $4,005,520. At the Closing Date, Theo and UGVL each transferred $4,005,520 to the Company and in turn, each received 400,552 newly issued Company Ordinary Shares. At the Closing Date, the parties to the Backstop Agreement entered into a Memorandum of Understanding, whereby each of the parties agreed to the terms outlined above in order to implement the Backstop Agreement

The foregoing descriptions of the BCA. the Backstop Agreement, the SAFE and the Memorandum of Understanding do not purport to be complete and are qualified in their entirety by references to the full texts of the BCA, as amended, the Backstop Agreement, the SAFE or the Memorandum of Understanding, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares described in this Schedule 13D for investment purposes and intends to review their investments in Moolec on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of Moolec’s business, financial condition, operations and prospects; price levels of Moolec’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other current and future developments.

Based on such review, the Reporting Persons may, at any time and from time to time, acquire additional securities of Moolec, or retain or sell all or a portion of the securities then held, including without limitation, in the open market, block sales or in privately negotiated transactions at any time, and may formulate other purposes, plans or proposals regarding Moolec or any of its subsidiaries, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons. In connection with such considerations or activity, the Reporting Persons may use third-party advisers, consultants or agents (each an “Adviser”) to assist the Reporting Persons and may engage, directly or indirectly, in discussions or negotiations, or pursue agreements with other parties regarding the securities then held and such other matters as it considers relevant to making its determinations.

In addition, the Reporting Persons or their Advisers may engage in discussions with management, the board of directors of Moolec, other shareholders of Moolec and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, sales or acquisitions of securities, assets or businesses, changes to the capitalization or dividend policy of Moolec, or other material changes to Moolec’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

CUSIP No. L64875 104	13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

In the aggregate, the Reporting Persons beneficially own 15,367,523 Shares, representing 40.9% of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Company SAFE Holders (as defined in the BCA), which, for the avoidance of doubt, includes Theo, the Core Company Shareholders (as defined in the BCA), which, for the avoidance of doubt, includes BG Farming, Moolec, Sponsor and Jose López Lecube, the Chief Financial Officer of Moolec (the “CFO”) entered into the Registration Rights and Lock-Up Agreement dated as of December 30, 2022, pursuant to which, among other things, the Sponsor, the CFO and the Core Company Shareholders and Company SAFE Holders have customary demand and piggyback registration rights in connection with the Shares issued to them in the Merger (as defined in the BCA) or the Exchange. Additionally, the Shares held by each party to the Registration Rights and Lock-Up Agreement will be subject to a lock-up until (i) the date that is 365 days from the Closing Date, and (ii) such date on which Moolec completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Moolec having the right to exchange their Shares for cash, securities or other property, provided that if the share price of the Shares exceeds $12.00 per Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, the parties to the Registration Rights and Lock-Up Agreement may transfer up to 50% of the Shares subject to the Registration Rights and Lock-Up Agreement. Shares that were newly issued based on the cash contribution pursuant to the Backstop Agreement are not subject to the Registration Rights and Lock-Up Agreement.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights and Lock-Up Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of January 9, 2023 by and among BG Farming Technologies Limited, THEO I SCSp and Bioceres Group PLC.
99.2	Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
99.3	First Amendment to the Business Combination Agreement, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on November 21, 2022).
99.4	Backstop Agreement (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
99.5	SAFE, dated as of December 27, 2022, by and between THEO I SCSp and Moolec Science SA.
99.6	Memorandum of Understanding on the Backstop Agreement, dated as of December 30, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA, UG Holdings, LLC, Union Group Ventures Limited, THEO I SCSp and LightJump One Founders, LLC (incorporated by reference to Exhibit 4.8 to Moolec Science SA’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
99.7	Registration Right and Lock-Up Agreement, dated December 30, 2022, by and among, Moolec Science SA, LightJump One Founders, LLC, BG Farming Technologies Ltd., Union Group Ventures Ltd., Bioceres Crop Solutions Corp., THEO I SCSp, Serenity Traders LTD., UG Holdings, LLC, Robert M. Bennett and Jose López Lecube (incorporated by reference to Exhibit 4.6 to Moolec Science SA’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).

CUSIP No. L64875 104	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023

BG FARMING TECHNOLOGIES LIMITED

By:	/s/ Gastón Paladini
Gastón Paladini
Director

By:	/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
Director

THEO I SCSP

By:	/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
Attorney-in-Fact

BIOCERES GROUP PLC

By:	/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
Attorney-in-Fact